June 13, 2014

Paul Monsour

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Veritiv Corporation (f/k/a xpedx Holding Company)
Registration Statement on Form S-1
File No. 333-193950

Dear Mr. Monsour:

As we discussed yesterday, we have attached a revised cover page to the prospectus indicating that Veritiv Corporation was approved for listing on the New York Stock Exchange and a revised page 66 with the discussed changes to “Material U.S. Federal Income Tax Consequences of the Transactions.”

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Eric T. Juergens at (212) 909-6301.

Sincerely,

/s/ Peter J. Loughran

Peter J. Loughran

cc: Mark W. Hianik

Enclosures